David Nahmias

Principal at NahmiasTech Inc

Greater New York City Area

Nahmiastech

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Provide software consulting services to businesses. Services include database development, database maintenance, report writing and ETL, Specialties: SQL, PL/SQL, Oracle Products and SQL Server

Experience

Principal

Nahmiastech

Aug 2009 – Present · 9 yrs 9 mos

Provide software consulting services to businesses. Services include database development, database maintenance, report writing and ETL,using SQL and PL/SQL, Oracle Products and SQLServer.

Interests

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